

June 29, 2015

Via E-mail
Mark E. Tryniski
President and Chief Executive Officer
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, NY 13214

> **Re: Community Bank System, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2015**
> **File No. 001-13695**

Dear Mr. Tryniski:

We have reviewed your filing and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Definitive Proxy Statement On Schedule 14A

Annual Incentive Payments under the Management Incentive Plan (MIP), page 25

1.   In future filings, please quantify the corporate targets identified on page 25, as well as indicate the percentage of each of the named executive officer's base salary used to determine the size of the cash incentive payable under the Management Incentive Plan. In this regard, we note your disclosure at the end of your "Base Salary" disclosure on page 24. For guidance, please also refer to Item 402(b)(2)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief